UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2008

Commission File Number	000 - 53001

BCM Resources Corporation

(Translation of Registrant's Name into English)

#550 – 1040 West Georgia Street, Vancouver BC, A1 V6E 4H1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F....X.... Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.        Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on it as behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2008	BCM Resources Corporation

By	signed: “Dale McClanaghan”
Name: Dale McClanaghan
Title: President & CEO

Item 7. 01. Regulation FD Disclosure

On Jul 9, 2008, the Registrant filed the attached “Technical Report (NI 43-101) Shan Property, Omineca Mining Division, British Columbia, Canada” dated July 8, 2008 (the “NI 43-101 Technical Report”) with securities regulatory authorities in Canada, pursuant to applicable Canadian securities laws and the rules of Toronto Stock Exchange. It is hereby being furnished to the Securities and Exchange Commission (“SEC”) on Form 6-K.

The NI 43-101 Technical Report was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) by the authors, Mr. Daryl Hanson, P.Eng. of In-Depth Geological Services, an independent “qualified person” as defined by NI 43-101. As a company listed on the Toronto Stock Exchange, the Registrant prepared the NI 43-101 Technical Report in accordance with NI 43-101, pursuant to applicable Canadian securities laws and the rules of the Toronto Stock Exchange.

The NI 43-101 Technical Report is a requirement of NI 43-101 and includes estimations of potential mineral resources for further targeted explorations by the issuer disclosed pursuant to the applicable provision of NI 43-101, as described herein. U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission and included in the SEC’s Securities Act Industry Guide 7 standards are substantially different. For example, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These “reserve definitions differ from the “reserve” definitions in Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The NI 43-101 Technical Report uses the terms “mineral resource”, “potential uranium exploration target”, “potential mineral resource”, potential mineral deposit” and “potential target mineral resource”. The aforementioned Shan Technical Report does not use any of the terms identified in the previous sentence, nonetheless, U.S. Investors are advised that these terms and concepts are set out in and required to be disclosed by NI 43-101 as information material to the issuer; however, these terms and concepts are not recognized by the SEC. U.S. investors should be aware that the issuer has no “reserves” as defined by Guide 7 and are cautioned not to assume that any part or all of potential target mineral resources will ever be confirmed or converted into Guide 7 compliant “reserves”, “potential target mineral resources” are strictly uncertain as to their existence, and strictly uncertain as to their economic and legal feasibility. It cannot be assumed that all or any part of a potential target mineral resource will ever be upgraded to a higher category of certainty. Under Canadian rules, estimates of potential target mineral resources may not form the basis of feasibility or pre-feasibility studies. U.S. investors are cautioned not to assume that all or any part of a potential target mineral resource exists, or is economically or legally mineable. Disclosure of “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute Guide 7 compliant “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.

Item 9.01 Exhibits

The following is the Exhibit Index for this Form 6-K:

Exhibit Index

Exhibit	Description

99.1	Technical Report (NI 43-101) Shan Property, Omineca Mining Division, British Columbia, Canada

TECHNICAL REPORT
on the
SHAN PROPERTY OMENICA MINING DIVISION BRITISH COLUMBIA, CANADA

LATITUDE 54° 42’ NORTH LONGITUDE 128° 26’ WEST
TRIM MAP 103I 09W

PREPARED FOR

BCM Resources Corporation

BY
D. J. HANSON, P.ENG.

July 8, 2008

IN-DEPTH GEOLOGICAL SERVICES
16575 QUICK EAST RD., TELKWA, B.C., V0J 2X2

BCM Resources Corporation Shan Technical Report	July 8, 2008

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1. SUMMARY

BCM Resources Corporation (formerly B.C. Moly Ltd.) entered into a purchase agreement with N.C. Carter on June 15, 2005 to acquire a 100% interest in the Shan Property, then consisting of 6 claims totaling 112 hectares, in the Omenica Mining Division of British Columbia for the purpose of conducting further exploration work on this known molybdenum prospect The claims are situated approximately 20 kilometres northeast of the City of Terrace. The current size of the Shan Property is 7,604.5 hectares. The property is close to existing rail, power, road, and port infrastructure. The central portion of the property is accessible by logging road along Shannon Creek.

Since acquiring the property, BCM Resources Corporation (BCM) has conducted aeromagnetic surveys over the entire property, geological mapping, geochemical sampling, and three diamond drilling programs. A total of 52 diamond core holes were drilled for a total of 12,734 metres. The drilling has defined two areas of significant molybdenum mineralization - The Camp Zone and the Las Margaritas Zone. The latter is a new discovery, while the Camp Zone was known from limited drilling carried out in 1967 In both zones, the mineralization is hosted by altered, quartz veined granodiorite of the Carpenter Creek Pluton of Eocene age. Intrusive rocks of this age host molybdenum mineralization elsewhere in the region. Most mineralization occurs in or adjacent to pyrite-molybdenite bearing quartz veins. Drill intercepts appear to define two shallow north-dipping zones, possibly being fed by mineralized high angle fault structures.

This report, prepared on behalf of BCM, is based on property visits undertaken on April 21, 2007 and between December 11 and December 13, 2007, personal knowledge of other similar deposits in the Terrace area, a review of information in public domain, and on the results of the geophysical surveys conducted by BCM in 2005 and 2007 and drilling programs conducted in 2006 and 2007.

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2. INTRODUCTION AND TERMS OF REFERENCE

BCM Resources Corporation (“BCM”) entered into a purchase agreement with N.C. Carter to acquire a 100% interest in the Shan mineral property. BCM acquired the claims with the intention of conducting such geological, geochemical, and geophysical studies as required to evaluate the porphyry molybdenum and other mineral potential of the property. In 2006, BCM completed initial field work at the Shan claim and reviewed historical data.

In-Depth Geological Services (IGS) was commissioned by the management of BCM to complete the following tasks:

1. Act as the Qualified Person as defined in the National Instrument 43-101 to research the regional geological setting

2. Review and assess the exploration history and geology of the property

3. Review and assess the results of the 2007 geophysical survey and the 2006 and 2007 drilling programs.

4. Recommend, as warranted, additional diamond drilling program(s) and other exploration work.

This report documents all results of the various exploration programs carried out by BCM between 2005 and the end of 2007. The principal activities were airborne geophysical surveys flown in 2005 and 2007, and three diamond drilling programs in 2006 and 2007.

This technical report was prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101 F and is intended to be used as a supporting document to be filed with the British Columbia Securities Commission and the TSX Venture Exchange.

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3. RELIANCE ON OTHER EXPERTS AND DISCLAIMER

Daryl J. Hanson takes responsibility for the preparation of this Technical Report, except for Section 10.2, Airborne Geophysical Surveys, which is extracted from reports supplied by the airborne geophysical consultants, S.J.V. Consultants Ltd. (2005 survey) and EDCON-PRJ Inc. (2007 survey).

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4. PROPERTY DESCRIPTION AND LOCATION

Location and Access

The Shan molybdenum property (Minfile No. 103I 114) is situated in west-central British Columbia 20 kilometres north- northeast of the city of Terrace (Figure 1). The mineral claims comprising the property cover are located between latitudes 54’38.53’ and 54’46.30’ North and longitudes 128 22.56’ and 128 29.43’ West in NTS map area 1O3I/O9W.

The property is between 2.0 and 12.7 kilometres west of the Skeena River and is bounded by Fiddler Creek and Lowrie Creeks on the northwest and south respectively (Figures 2 and 3). The most convenient mode of access is by helicopter from Terrace but the property is within a few kilometres of the CN Railway on the western side of the Skeena River (Figure 2). A relatively new bridge across to the west side of the Skeena River in the vicinity of Usk provides access to a number of logging roads, one of which extends up the north side of Shannon Creek and is used to mobilize personnel and supplies into the property by helicopter for the Shan South and Shan North drilling areas.

The greater Terrace area, with a population approaching 20,000, offers most supplies and services and is 880 kilometres northwest of Vancouver from which daily scheduled air service is available. The city is on both the Jasper -Prince Rupert CN rail line and northern trans-provincial highway 16.

FIGURE 1 -LOCATION OF MINERAL PROPERTIES

Mineral Property Tenure Information

The Shan molybdenum property consists of 20 contiguous mineral claims located near the western margin of the Omineca Mining Division of central British Columbia 20 kilometres north-northeast of Terrace (Figure 3). These “cell’ mineral claims were located by way of BC Mineral Titles Online system from January 2005 to May 2007. They comprise an area of 7,604.5 hectares between Lowrie and Fiddler Creeks (Figure 2).

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The property as initially acquired, consisted of six “cell” claims covering a total area of 112.2 hectares. These claims were 100% owned by N.C. Carter of Victoria, B.C. and were sold to BCM pursuant to an agreement made on June 15, 2005. Technical and legal details of this agreement are available in the corporate office of BCM. Subsequently, additional staking by BCM has increased the size of the property to the current 7,604.5 hectares. For descriptive purposes, the property is divided into three parts, Shan South, including and surrounding the original Carter claims, Shan North, located north across the valley of Shannon Creek from Shan South, and the McRae claims, located further to the north and northwest from Shan North.

The details of the claim status are summarized in Table 1 and a map of their location is shown in Figure 2.

The author is not aware of any environmental liabilities on the property that are the responsibility of BCM.

IGS foresees no potential permitting problems for future drilling programs provided that helicopter access is used for any drill-sites on steep, potentially unstable terrain. A License-to-Cut is required from the Ministry of Forests if greater than 50 cubic metres of timber is harvested. A Reclamation Permit from the Ministry of Energy, Mines and Petroleum Resources will also be required. The operator will be required to post a reclamation security (bond) as a condition of the Reclamation Permit.

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The configuration and location of the mineral claims is illustrated on Figure 2 (BC Mineral Titles Online reference map) and details on the Tenure Number, Type, Claim Names, Status and Area are as follows:

Table 1: SHAN Mineral Claims

Tenure Number	Type	Claim Name	Good Until	Area (ha)

504253	Mineral	SHAN	20170905	112.221
514220	Mineral	SHAN 2	20170905	448.861
541265	Mineral	SHAN 3	20170905	449.065
541267	Mineral	SHAN 4	20170905	261.807
541268	Mineral	SHAN 5	20170905	411.39
543708	Mineral	SHAN 3	20170905	448.566
543709	Mineral	SHAN 4	20170905	448.569
543710	Mineral	SHAN 5	20170905	448.735
559141	Mineral	SHAN 6	20170905	467.048
559142	Mineral	SHAN 7	20170905	467.053
559143	Mineral	SHAN 8	20170905	467.043
559145	Mineral	SHAN 9	20170905	467.046
559146	Mineral	SHAN 10	20170905	466.821
559147	Mineral	SHAN 11	20170905	466.811
559148	Mineral	SHAN 11	20170905	466.814
559149	Mineral	SHAN 13	20170905	447.976
559154	Mineral	SHAN 14	20170905	37.377
559155	Mineral	SHAN 15	20170905	242.769
559156	Mineral	SHAN 16	20170905	112.012
559157	Mineral	SHAN 17	20170905	466.575

				Total area 7,604.559

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5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The central part of the property is accessible by road from Terrace, a city of 20,000 with a resource-based economy in northwest British Columbia. From Terrace take Highway 16 for 32 km north-east (towards Smithers) to the Skeena River Bridge turnoff. Turn left (west) and cross the bridge and make an immediate left turn and travel by logging road south and west approximately 7 km to Shannon Creek. The logging road continues westerly along Shannon Creek and bisects Shan North and Shan South, both of which are on the adjacent ridges at approximately 950 metres above sea level and approximately 500 metres above the level of the road. The logging road can be used as a staging area for helicopter support of the drilling locations and is approximately 25 km from Terrace airport.

Climate in the Terrace area is intermediate between the north coast and the central interior. Winters are moderated by the coastal influence with temperatures of 0° to -10°C typical for the period from November to February. Average temperatures from May to September range from 10° to 20°C. Total precipitation averages 130 cm a year with snowfall averaging 375 cm.

Terrace is a major distribution centre for resource industries operating in northwest B.C. and is a desirable place to live. It has access to the CN rail-line, an airport with daily service to Vancouver, and road access to deep water ports in Prince Rupert and Kitimat. A skilled exploration work force is available locally and nearby in Smithers.

The electricity transmission line along the Skeena Valley runs within 7 km of the property and access to both natural gas and telecommunications services is available in Terrace.

Topography is generally steep to locally precipitous. The property is drained by a series of four easterly flowing creeks flowing into the Skeena River. The ridges are at approximately 1,000 metres above sea level and the valley bottoms are at 300 to 500 metres above sea-level. Three of the valleys are serviced by logging roads, although their condition is variable, depending on the activity level of forestry in the area.

Outcrops are mainly confined to the ridge crests, steeply incised gullies and road cuts. The remainder of the property is covered either with colluvium or with fluvioglacial drift. Most of the property is covered by coastal species of mature evergreen trees. Initial logging activities are underway along Shannon Creek and other areas with road access.

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6. HISTORY

The Shan property has also historically been referred to as the Sak and the Nicholson Creek claims. Quartz veins and stringers containing pyrite and molybdenum mineralization were discovered adjacent to a north flowing tributary of Shannon Creek (formerly Nicholson Creek) prior to 1928. Subsequent investigation was undertaken by Nicholson Creek Mining Corporation between 1934 and 1940 and consisted mainly of an adit driven southwesterly at an elevation of 470 metres on the south side of Shannon Creek (Kindle, 1937). Total underground drifting, cross-cutting and raising amounted to more than 650 metres; precious metals (gold and silver) results were negligible but molybdenum values of up to 0.50% were reported.

Kokanee Resources Ltd. completed various surface surveys in the mid-1960s and 1650 metres of diamond drilling was completed in eleven holes in 1967 mostly in the area now designated the “Camp Zone”. Soil geochemistry was undertaken by New Gold Star Mines Ltd. in 1971 and International Shasta Resources completed geological, geochemical and geophysical (magnetics) surveys in 1976 and 1977.

The property was re-staked in 1978 and optioned to Rio Tinto Canadian Exploration Limited (Riocanex) in the following year. Riocanex expanded the property to include an area north of Shannon Creek and carried out geological and geochemical (soils, stream sediments) surveys and completed two inclined diamond drill holes (969 metres) from the same set-up on the south side of Shannon Creek (Haynes and Knight, 1980). An Induced Polarization survey over 3.7 line-kilometres of grid was undertaken in 1980 (Campbell and Haynes, 1980).

Most of the previous exploratory work, including the 1930s underground work, the 1967, drilling and the Riocanex diamond drilling and Induced Polarization survey, was carried out within the Shan South portion of the current mineral claims.

Present Status

The core claims of the current Shan property were acquired by N.C. Carter in January and June 2005 and were subsequently optioned to BC Moly Ltd. BC Moly Ltd. subsequently changed its name to BCM Resources Corporation. This company undertook a small 26 line kilometre airborne magnetic geophysical survey of the property in the fall of 2005 and the results of the survey were filed for assessment (Carter, 2006). Three diamond drill programs were undertaken in 2006/2007 (total of 52 holes, 12,734 metres), together with a more extensive airborne geophysical survey (1660 line-kilometres) in the summer of 2007. The results of the first two drilling programs and the second airborne geophysical survey were filed for assessment (Bottomer and Venable, 2007).

This report covers all work undertaken by BCM from mid-2005 to the end of 2007, principally consisting of three diamond drilling campaigns and the two airborne geophysical surveys.

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7. GEOLOGICAL SETTING

7.1 Regional Geology

The Shan Property is situated in Nass Ranges of the Skeena Mountains immediately east of the central Coast Mountains. The property area is below tree line and elevations within the property area range from 320 metres above sea level along Shannon Creek in the northeastern corner of the claims to a maximum of 1200 metres in the southwestern property area. The east-central claims area features upland, plateau-like area with elevations of between 800 and 900 metres and dotted with small ponds (Figure 2). The deeply incised Lowrie and Shannon Creek drainages feature steep, densely forested slopes typical of the surrounding area. Bedrock is best exposed in the major and tributary drainages and at higher elevations in the central property area.

The Shan Property is situated near the boundary between the Coast Plutonic Complex and the Intermontane tectonic belt. Granitic rocks of an eastern lobe of the Coast Plutonic Complex underlie the northern half of the property and these intrude layered rocks of Stikine Terrane of the Intermontane belt. In the immediate property area, these are comprised of a distinct succession of felsic volcanic rocks which are described in more detail in the following section of this report.

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Figure 3 Regional Geology

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7.2 Property Geology and Mineralization

The Shan property covers a contact between Lower Jurassic volcanic rocks of the Telkwa Formation and Eocene age granitic rocks of the Carpenter Creek Pluton. The contact between the two strikes east-west and recent work (Nelson et al. 2006, Nelson and Kennedy, 2007) indicates that the northeast-trending volcanic sequence is comprised mainly of rhyolite flows (welded in part) and volcaniclastic units and lesser basalts referred to as the Kitselas Facies of the Telkwa Formation. This formation is the lowest unit of the early and mid-Jurassic Hazelton Group and consists mainly of volcanic rocks of intermediate composition.

The felsic volcanic rocks of the Kitselas Facies underlie the southern half of the Shan South property and are intruded by granitic rocks of the Carpenter Creek Pluton (Nelson et al, 2006). This contact marks the southern limits of the pluton which is at least several tens of kilometres in size and makes up an eastern lobe of the Coast Plutonic Complex extending easterly from Kitsumkalum Lake to the Skeena River. A radiometric age of 53 Ma (Eocene) is consistent with the majority of granitic rocks forming the eastern margin of the Coast Plutonic Complex. As described by Nelson et al (2006), the granitic rocks within this pluton consist mainly of granodiorite, quartz diorite and granite plus numerous aplite and pegmatite dykes.

As noted by Nelson et al. (2006), molybdenite occurrences are common within and near the Carpenter Creek Pluton and these include “zones of molybdenite concentration, such as the Shan occurrence and the Sand Creek area”. Rock geochemical sampling by Nelson et al. (2006) returned values of up to 0.989% Mo from quartz veins at the Shan occurrences.

Molybdenite mineralization at Shan South and Shan North is associated with northwest-striking, steeply dipping quartz veins and veinlets in porphyritic and equigranular granodiorites which commonly feature K-feldspar and quartz-clay-sericite alteration. Irregular aplite bodies also host some disseminated molybdenite. Mineralization appears to be best developed in the granitic rocks within several hundred metres of their contact with Kitselas Facies felsic volcanic rocks.

As previously noted, molybdenite mineralization was initially investigated by way of underground workings in the 1930s. Some 1650 metres of diamond drilling in the mid-1960s included 10 inclined and one vertical hole collared within a 450 x 300 metres area in the central part of the current property (now referred to as the Camp Zone). All holes intersected molybdenite mineralization with five of the holes containing intervals of between 15 and 110 metres grading between 0.032% and 0.131 % Mo. (Based on N. Carter’s notes from 1970 property examination-EMPR Property File 1031 1 14.)

Geochemical surveys, undertaken in the early and late 1970s by New Gold Star and Riocanex respectively, indicated anomalous Mo values in soils of up to several hundred parts per million (up to 700 ppm) in an area north of 1967 drilling and in the area of Shannon Creek tributary drainages. This area was tested by two inclined holes drilled east and west from the same set up by Riocanex in 1979 (Haynes and Knight, 1980) and was further investigated by way of an Induced Polarization survey in 1980 (Campbell and Haynes, 1980) which identified several zones of higher chargeability that were not tested by the 1979 drilling.

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7.3 Lithology

Granodiorite – This is the principal rock type, with several variations observed. Generally this is a medium grained intrusive with plagioclase, quartz, K feldspar, amphibole and biotite. The exact nature of the original rock is often obscured by later alteration, which includes weak to strong phyllic, potassic, silicic, and more rarely propylitic alteration, both pervasive as well as forming selvages adjacent to veining and mineralization.

Volcanics – These units include both fine grained dark colored and plagioclase phyric porphyritic rocks, generally with moderate to strong magnetic susceptibility, and in many cases it is not clear whether the intercepts in question represent volcanic rocks or a shallow intrusive. The overall composition ranges from basaltic to andesitic. These rocks are almost always altered with a variety of alteration styles, most commonly propylitic, and mineralized. There are also some light grey felsic volcanic rocks which display irregular banded textures that indicate they may be ignimbrites. These also show some sparse alteration and mineralization.

Felsic Dykes – Occasional very narrow (often much less than 1 m) pink fine grained dykes(?) are observed.

Mafic Dykes – these are narrow (generally <2 m wide) fine grained dark green magnetic bodies intersected in drill holes. They are generally quite fresh, although there can be some propylitic alteration and calcite veining.

7.4 Structure

Structural features include northwest striking faults thought to be strike slip with potentially considerable post mineral displacement of up to a kilometre or more. There also may be other trends with lesser displacements, such as a postulated NNE fault along Moly Creek. This and other possible structures have been inferred from topographic breaks and linear depressions. Veins include steeply dipping veins generally NNW in strike, and gently north dipping sheeted veins

A number of late brittle fault structures were intersected during the drilling. Some of these host mineralization, while others appear to truncate mineralized zones. The mineralized faults are generally steeply dipping, and strike both to the northeast and northwest. They may represent feeders to the shallow-dipping mineralized stockwork zones, although more work is required to confirm this relationship.

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8. DEPOSIT MODEL

8.1 Porphyry Molybdenum

On the Shan property, molybdenum mineralization occurs in a style typical of Porphyry Molybdenum (low F type) deposits in the Cordillera of British Columbia, Yukon and Alaska. Some of the better-known deposits in this class are Endako (336 Mt of 0.087% Mo) and Kitsault (108 Mt of 0.115% Mo) in British Columbia, and Quartz Hill (793 Mt of 0.091 % Mo) in Alaska.

Sinclair (1995) characterizes this type of deposit as follows:

•	molybdenite mineralization with subordinate chalcopyrite, scheelite and galenais structurally controlled in cross-cutting fractures and quartz veinlets

•	gangue minerals are typically quartz, pyrite, potassium feldspar, biotite and sericite host rocks are commonly tertiary aged, porphyritic quartz-monzonite intrusions and hornfelsed country rock

•

alteration of the host rocks is concentrically zoned with an inner potassic and silicic core surrounded by a phyllic (quartz-sericite) zone which is in turn surrounded by a propylitic (chlorite-epidote) zone

•	deposits vary in shape but typically are either cylindrical or irregular or form an inverted cup

•	dimensions are typically 100s of metres in horizontal and vertical extent

•	multiple stages of intrusion and mineralization are common

Geochemistry and geophysics combined with geological mapping are the best exploration guides for porphyry molybdenum deposits. Rocks proximal and overlying the deposit are typically anomalous in Cu, Mo and W while more distal rocks tend to be anomalous in Pb and Zn and Ag. Stream sediments may be anomalous in Mo, Cu, W, Pb, Zn and Ag; heavy mineral concentrates may be anomalous in Mo, W and Pb. Induced polarization and resistivity surveys can detect pyrite occurring as disseminations, fracture fillings and in veinlets; magnetic surveys can detect magnetite and pyrrhotite mineralization; and airborne radiometric surveys can detect potassic alteration zones.

While the Shan mineralization exhibits a number of these features, the mineralization is quite “clean”, with no detectable tungsten values or significant base metal values being present.

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9. MINERALIZATION AND ALTERATION

The Shan Property includes one of a number of known molybdenum prospects along the east flank of the Coast Plutonic Complex (CPC) between Alice Arm and Terrace. Three recognized styles of molybdenum mineralization include molybdenum associated with small plutons of Tertiary age (Alice Arm intrusions) which cut older sedimentary sequences immediately east of the CPC contact, molybdenum mineralization associated with granitic rocks within and near the eastern margin of the CPC itself, and mineralization related to markedly younger granitic intrusions which cut older CPC granitic rocks (Carter, 1978).

To date, the most significant of the three styles of molybdenum mineralization known in this part of British Columbia is that associated with the early Tertiary (Eocene) age Alice Arm intrusions (Carter, 1981). These occur in the form of small (less than 1 kilometre in diameter) plugs, stocks and dyke swarms of quartz monzonite porphyry which intrude Bowser Assemblage sedimentary rocks marginal to the Coast Plutonic Complex. Most of these feature several inter- and post-mineral intrusive phases. Sedimentary rocks marginal to Alice Arm intrusions are metamorphosed to distinctive brown, biotite hornfels. Molybdenite mineralization occurs in closely spaced quartz veinlets, as coatings on dry fractures and as disseminations in some later intrusive phases. Typical alteration patterns include an inner potassic zone consisting of secondary K-feldspar rimming quartz veinlets and an outer quartz-sericite pyrite zone in which biotite hornfels marginal to porphyry intrusions is bleached to a cream or light green colour.

The best documented example of a molybdenite-bearing Alice Arm intrusion is the Kitsault deposit where past mining operations between 1967-1972 and 1981-1982 processed 13.4 million tonnes yielding 13.6 million kilograms of molybdenum for a recovered grade of 0.101 % Mo. The remaining resource is 104.3 million tonnes grading 0.11 % Mo.

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10. EXPLORATION

10.1 Pre-BCM Exploration

The Shan South area was explored for gold in the 1930s by Nicholson Creek Mining Corp., culminating in a program of approx. 650 metres of underground development (Kindle, 1937) downhill to the north of the Camp Zone. Precious metal values were negligible, but molybdenum values of up to 0.50% Mo were reported.

The next phase of exploration took place from the mid-sixties through to 1980, when four different companies mounted exploration programs, including two which reached the drilling stage. The focus of this work was the area now termed the Camp Zone, where Kokanee Resources completed 11 diamond drillholes totaling 1650 metres in 1967. Rio Tinto subsequently drilled two additional holes totaling 969 metres in 1980 to the north of the Camp Zone.

Between 1980 and 2005 there appears not to have been any significant work carried out on the property.

10.2 Exploration by BCM

10.2.1 Overview

Commencing in late 2005, BCM has carried out increasingly detailed exploration of the Shan property, culminating in three diamond drilling programs totaling 12,734 metres. This work was guided by surface geological mapping and geochemical sampling at both Shan South and Shan North, and airborne magnetometer surveying.

The key results have been the identification and partial definition of several zones of molybdenum mineralization at the newly discovered Las Margaritas Zone, better definition of the extent and character of mineralization at the Camp Zone, and identification of widespread but erratic mineralization at Shan North.

10.2.2 Prospecting

In late summer and fall of 2006, a program of prospecting and reconnaissance geological mapping was carried out at Shan South both to confirm the reported presence of molybdenum mineralization in the Camp Zone area, and to prospect more widely in search of other showings. This work was successful in that it quickly identified Las Margaritas as an area of interest.

A total of 63 rock geochemical samples were collected, with many returning significant (>0.05% Mo) molybdenum values. The samples were mostly collected from the ridge top areas, as elsewhere outcrop is covered by slope debris, or else occurs in dangerous areas such as steeply incised gullies. (Figure 5, page 23).

10.2.3 Airborne Geophysical Surveys

Two airborne magnetometer geophysical surveys have been completed, one in 2005 and a second, larger survey in 2007. The 2005 survey covered 26 line-kilometres (Sram, 2006) over the original Carter claim block at Shan South, while the 2007 aeromagnetic survey covered 1660 line-kilometres (EDCON-PRJ, 2007) over the full 7604 hectare current claim block and surrounds (Figure 4).

The survey results have been used to guide the prospecting program in that work has been focused on magnetic low areas, which at Shan South correlate in general with areas of alteration and mineralization, presumably due to magnetite destruction as part of the wallrock alteration process.

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Figure 4 Total Field Magnetic Intensity Map

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10.2.4 Diamond Drilling

Drilling activities consisted of three phases of diamond core drilling for a total of 52 holes amounting to 12,734 metres. Phase 1 was comprised of 20 holes for a total of 3,496 metres in the Las Margaritas and the Camp Zones. Phase 2 drilling was also in the Las Margaritas and Camp Zones and comprised 16 drills and 5,682 metres. Phase 3 was divided between the Triangle Zone adjacent to the Camp Zone (5 holes of 1,080 metres) and Shan North (11 holes totaling 2,476 metres) on the north ridge of Shannon Creek 2 km north of the Las Margaritas Zone.

All of the drilling was conducted by Falcon Drilling of Prince George, BC, using helicopter transportable drill rigs. Helicopter support was provided by Quantum Helicopters of Terrace, BC. The holes recovered either BTW or HQ size diamond core. The results of each of the drill programs are discussed in more detail in Section 11 of this report.

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11. DRILLING

11.1 Overview

Scope and Logistics

In Phases 1 and 2 a total of 9,178 metres in 36 holes (numbered LM 001 to LM 012 and LM 014 to LM 037) was drilled on the south ridge of the Shan property. The first generation of drilling was carried out from the October 15 to November 28, 2006, and was comprised of 20 holes with BTW core for a total of 3496 m. The second generation of drilling was carried out from March 26 to June 23, 2007 and was comprised of 16 holes with HQ core for a total of 5682 m. The Phase 3 diamond drill program was comprised of 5 holes totaling 1,080 m at Shan South and 11 holes totaling 2,476 m at Shan North.

All drilling was performed by Falcon Drilling Ltd. of Prince George, British Columbia, using a custom-built diamond drill rig. The drill cores are stored in labeled wooden boxes, stacked in a warehouse in Terrace. Some relatively unmineralized intervals from the second round of drilling are stacked at the Camp Zone at Shan.

Collar locations were surveyed by a Garmin 12 GPS, with coordinates in UTMs, NAD 84 Datum, Zone 9 N. Downhole surveys included use of a Flexit Singlesmart Instrument supplied by Groupe Fordia Inc. through the drilling contractor Falcon Drilling and was, used to test hole inclination and azimuth at the bottom of the holes, and at approximately 100 m intervals along deeper drill holes (see table below). These survey results were used to plot the sections accompanying this report.

The diamond drilling was supervised by the Margaret Venable Ph.D. and Daniel Meldrum M.Sc., with Lindsay Bottomer P.Geo. as the qualified person for the Phase 1 drilling and Daryl Hanson P. Eng. as the Qualified Person for the Phase 2 and 3 work. Various junior geologists, mainly contracted from Discovery Consultants and All North Consultants, did the bulk of the logging.

Drill hole orientation, depth and locations for the Phase 1, 2 and 3 diamond drill programs are listed in Table 2.

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Table 2: Drillhole Data

Hole Number		Easting	Northing	Elevation	Azimuth	Inclination	Depth (m)	Core Type	Program
Phase 1
	1	535795	6058303	1035	320	-61	85	BTW		LM
	2	535795	6058303	1035	54	-62	200	BTW		LM
	3	535795	6058303	1035	212	-51	170	BTW		LM
	4	535985	6058250	990	264	-52	175	BTW		LM
	5	535985	6058250	990	348	-63	150	BTW		LM
	6	535985	6058250	990	179	-51	150	BTW		LM
	7	535795	6058303	1035	140	-53	200	BTW		LM
	8	536360	6058360	895	30	-48	178	BTW		LM
	9	535780	6058460	1015	267	-50	127	BTW		LM
	10	535780	6058460	1015	179	-53	252	BTW		LM
	11	536140	6058227	960	49	-62	194	BTW		LM
	12	536140	6058227	960	294	-52	160	BTW		LM
	13	Not	Drilled
	14	536140	6058227	960	205	-52	150	BTW	I
	15	535885	6058432	980	314	-55	226	BTW	I
	16	535885	6058432	980	223	-53	197	BTW	I
	17	535885	6058432	980	102	-51	152	BTW	I
	18	535970	6058380	970	34	-51	234	BTW	I
	19	536050	6058340	960	217	-54	157	BTW	I
	20	536360	6058360	895	225	-52	151	BTW	I
	21	536360	6058360	895	330	-49	188	BTW	I

Phase 2							3496
	22	535800	6058110	990	5	-75	359	HQ	II
	23	535800	6058110	990	10	-52	401	HQ	II
	24	535800	6058110	990	18	-60	472	HQ	II
	25	535800	6058110	990	326	-51	274	HQ	II
	26	535800	6058110	990	196	-70	374	HQ	II
	27	535971	6058089	960	352	-49	420	HQ	II
	28	536155	6058113	950	344	-50	341.5	HQ	II
	29	536155	6058113	950	42	-51	254	HQ	II
	30	536175	6058390	930	354	-59	324	HQ	II
	31	536175	6058390	930	353	-74	380	HQ	II
	32	536336	6058295	915	0	-90	331	HQ	II
	33	536336	6058295	915	225	-49	300	HQ	II
	34	536460	6058495	905	0	-90	314	HQ	II
	35	535970	6058380	970	180	-49	321.7	HQ	II
	36	535970	6058380	970	0	-90	402	HQ	II
	37	535970	6058380	970	220	-78	414	HQ	II

Phase 3							5682.2
	38	536395	6058825	730	245	-80	221.28	BTW		LM
	39	536395	6058825	730	90	-50	160.32	BTW		LM
	40	536395	6058825	730	320	-50	127.1	BTW		LM
	41	536630	6058625	800	330	-50	205.74	BTW		LM
	42	536630	6058625	800	285	-55	365.76	BTW		LM

							1,080.20
Phase 3
NS001		536870	6061380	1010	215	-50	223.42	BTW		NS
NS002		536870	6061380	1010	35	-45	280.05	BTW		NS
NS003		536710	6061275	1030	45	-50	312.75	BTW		NS
NS004		536710	6061275	1030	310	-50	295.66	BTW		NS
NS005		536710	6061275	1030	110	-50	307.85	BTW		NS
NS006		536610	6061375	1040	210	-50	47.24	BTW		NS
NS007		536610	6061375	1040	65	-50	298.70	BTW		NS
NS008		536610	6061375	1040	120	-50	251.46	BTW		NS
NS009		536930	6061195	1000	25	-50	97.23	BTW		NS
NS010		536930	6061195	1000	235	-50	206.96	BTW		NS
NS011		536930	6061195	1000	300	-50	154.53	BTW		NS

							2,475.85
					Total Meters Drilled		12,734.25

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11.2 Phase 1 Drilling

The Phase 1 diamond drilling program consisted of 17 holes testing the newly discovered Las Margaritas Zone (LM 001 to LM 007, LM 009 to 012 inclusive, and LM 014 – LM 019) and three holes (LM 008 and LM 020 to 021 inclusive) testing the Camp Zone, centred approx. 300 metres to the east (Figure 6). The latter had been first drilled in 1967 by Kokanee Resources Ltd.; results from this program are only available in summary form.

The drilling at Las Margaritas largely encountered altered, variably mineralized granodiorite, with large ?inclusions of hornfelsed mafic to intermediate volcanic rock. The molybdenite mineralization is mainly hosted by quartz veins in the altered granodiorite, but some also occurs in the volcanics (e.g. hole LM 001). In detail, the veins often occur with pink, K feldspar altered selvedges several centimetres wide bordering the vein quartz. Vein orientations are variable, and give the impression of a mineralized stockwork. Correlations from section to section suggest that the bulk of the mineralization occurs as a shallow north or northeast dipping stockwork zone, which may be fed by high angle mineralized shear zones (Figure 7). The two main high angle fault directions inferred from surface mapping and drilling are oriented northeast and northwest.

The best grade mineralization was intersected in several holes drilled from pad #1 in the west. Hole LM 001 intersected 59.65 m grading 0.118% Mo, and hole LM 007 intersected 53 m grading 0.084% Mo. Both intersections are thought to form part of a shallow dipping zone of stockwork mineralization. The intersection in hole LM 001 commences at 17 metres depth, and confirms the usefulness of the surface geochemistry in outlining target areas for drilling. A list of intersections is given in Table 3.

The drilling at the Camp Zone was designed to confirm and extend the mineralization first drilled by Kokanee Resources. The extent of mineralization was expanded, but the continuity of specific zones and intersections from hole to hole is poor and controls are not well understood. A cross section through the Camp Zone is included as Figure 8.

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11.3 Phase 2 Drilling

The Phase 2 program was designed to follow-up and expand on the encouraging initial results at Las Margaritas and extend the Camp Zone mineralization. Due to slow laboratory turnaround, the results of the Phase 1 drilling at Las Margaritas were unavailable until after the completion of the initial work. The Phase 2 program was designed to test the mineralization at depth and establish better continuity between some of the mineralized holes from the Phase 1 program. In total, 16 holes were completed (LM 022 to LM 037 inclusive).

Much of the work focused on the area in the southwest part of the Las Margaritas Zone. Several holes defined the granodiorite/volcanic contact, and clarified that while the bulk of the mineralization is hosted by the granodiorite, proximity to the contact with the volcanics appears important, with the best mineralization occurring within several hundred metres of the contact. Hole LM 027 in this area returned the best intersection of the program – 190.6 m grading 0.103% Mo, including an interval of 33.6 m grading 0.183% Mo. Hole LM 035, collared 290 m north of LM 027, intersected the same shallow dipping zone and returned 60.8 m grading 0.064% Mo. Several of the high grade intervals in LM 027 are associated with late fault zones manifested as crush or gouge zones in the core. These zones commonly are strongly anomalous in silver, with values up to 180 g/t.

Drilling to the north of the Phase 1 Las Margaritas holes was largely unsuccessful at extending the mineralization in this direction. Hole LM 032, drilled vertically, confirmed the overall shallow dip of most quartz veins within the mineralized stockwork zone.

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11.4 Phase 3 Drilling

The Phase 3 program consisted of 5 holes totaling 1,080 metres at Shan South and 11 holes totaling 2,476 metres at Shan North. The holes at Shan South tested the “Triangle Zone”, an area downslope to the northeast from the Camp Zone and uphill from the 1930s underground work. The latter reportedly encountered molybdenite (Kindle, 1937), but few assays are given as the work was primarily targeted towards gold.

The drilling at North Shan was the first carried out in this area, and was targeted on a geological model of a northwest-trending alteration corridor outlined from reconnaissance prospecting, and rock and soil geochemical sampling carried out in the summer of 2007.

The holes on the Triangle Zone returned scattered mineralization (max. 0.31% Mo over 1m in hole LM-042) similar to that observed at the nearby Camp Zone during the earlier drill programs.

The current geological interpretation of gently-dipping mineralized sheets near surface, with widely spaced, steeply-dipping feeder zones with higher grade pods in the drill holes beneath, suggests that this may be a second mineralized zone similar to Las Margaritas. If this is the case, the upper zone has been largely eroded, although remnants are observed in surface outcrops and possibly also in the strongly anomalous soil values reported by Rio Tinto (Haynes and Knight, 1980). This interpretation also suggests there may be potential for a cluster of such mineralized zones. The combination of molybdenum values in bedrock and in soil samples, coupled with zones of low magnetic intensity (a result of magnetite-destructive alteration), may be keys to identifying other targets to the south, east and west of the Las Margaritas and Camp Zones.

Both the Triangle and Camp Zones are believed to be high-grade feeder zones to broader, sub-horizontal mineralized zones, now partly eroded, or conversely these zones may be areas adjacent to the principal mineralization; as indicated on the accompanying diagram, the Camp Zone is about 300 metres NE from the main Las Margaritas mineralized zone.

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Table 3 List of Significant Drill Intercepts

Hole Number	From	To	Length in m	Lithology	Av. grade	Comments

LM001	17.85	38.65	20.8	granodiorite	0.189
LM001	41.65	77.5	35.85	volcanic	0.086
LM002	19.5	47.5	28	granodiorite, volcanic	0.076	with 12 m in .109
LM002	66.8	87	20.2	volcanic	0.074	with 14.2 m in 0.088
LM003	43.1	65.25	22.15	granodiorite, with 0.4 m minor mafic dyke	0.096
LM003	80.8	92	11.2	granodiorite	0.088	including 9.3 m in 0.098
LM003	92	128.75	36.75	granodiorite, with 1.3 m mafic dyke	0.029
LM004	13.6	21.3	7.7	quartz vein	0.033
LM004	21.3	71.5	50.2	volcanics, granodiorite	0.029
LM004	71.5	89.5	18	granodiorite	0.069
LM005	1.52	64.5	62.98	mixed volcanics and granodiorite	0.024	with 8 m in 0.046
LM005	64.5	72.5	8	granodiorite	0.057
LM006	129.95	145.8	15.85	granodiorite	0.032
LM006	163.3	182.39	19.09	granodiorite	0.069	including 2 m in 0.272
LM007	19.12	29.21	10.09	granodiorite	0.035
LM007	29.21	65.8	36.59	granodiorite	0.183
LM007	65.8	73.15	7.35	volcanic, granodiorite	0.038
LM007	73.15	126.14	52.99	granodiorite	0.084	including 8 m in .122
LM007	126.14	141.9	15.76	volcanic, granodiorite	0.049
LM008	93.5	103.5	10	granodiorite	0.04
LM010	9.3	100	90.7	mixed volcanics and granodiorite	0.02	including 6.9 m at 0.050 and 8.56 m at 0.044
LM010	100	122	22	mixed volcanics and granodiorite	0.067
LM010	152.67	174.6	21.93	granodiorite	0.047	including 7.05 m at 0.061
LM010	174.6	252.44	77.84	granodiorite	0.02	including 7.92 m at 0.034
LM011	6.5	29	22.5	volcanic, minor granodiorite	0.039	including 3 m in 0.016% Mo, 12.2-15.2 m
LM012	20.73	32.15	11.42	volcanics	0.03	20.73-44.1 m appears to be a single
LM012	42.6	44.1	1.5	very altered volcanic?	0.747	interval in terms of alteration and
LM012	53	139	86	granodiorite	0.012	including 6 m in 0.065% Mo
LM014	1.52	29.7	28.18	granodiorite	0.076
LM014	47.25	76.4	29.15	granodiorite with contained volcanic	0.107
LM014	82.6	99.97	17.37	granodiorite	0.064
LM015	162.13	209	46.87	granodiorite	0.047	including 8 m in .058
LM016	34.4	44.4	10	granodiorite	0.031	including 2 m in 0.079
LM016	153	178.5	25.5	granodiorite, small volc interval	0.048	including 11.2 m in 0.065
LM017	90	91.75	1.75	granodiorite	0.228	vein/silica flooding - isolated?
LM018	10.1	179	168.9	granodiorite	0.005	including 0.04% Mo from 34.5-37.5 m
LM019	3.05	95	91.95	volcanic, with small interval 8.5 m granodiorite near beginning of hole	0.014	including 3 m in 0.061, 5.65 m in 0.029, and 3 m in 0.041% Mo
LM020	5.18	18.76	13.58	volcanics	25.82 m in	including 11 m in .115
LM020	18.76	31	12.24	granodiorite	0.075
LM021	7.8	14.25	6.45	granodiorite	0.234	including 2.3 m 0.634
LM021	33.6	50	16.4	granodiorite	0.044	including 2.2 m late volcanics in 0.002, and 4 m in 0.083
LM021	60	74	14	granodiorite	0.070*	including 2 m in 0.246
LM021	102	118	16	granodiorite	0.061
LM022	225.2	227.6	2.4	granodiorite	0.04%
LM022	332.6	333.9	1.3	coarse granitic rock	0.139% Mo
LM023	68.5	70.5	2	mixed volcanics and mafic intrusives	max. 0.046% Mo
LM023	187.5	264.5	77	granodiorite with occasional mafic dykes	av. 0.037% Mo	assays range up to 0.187% Mo over 1 m
LM024	218	266	48	granodiorite	av. 0.07% Mo	assays range up to 0.177% Mo over 2m
LM024	348	350.5	2.5	coarse granitic rock	2.5 m in 0.078% Mo

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Table 3, cont’d

Hole Number	From	To	Length in m	Lithology	Av. grade	Comments

LM026	43.9	50.2	6.3	volcanics, mafic intrusives	0.013% Mo
LM027	111.8	226.8	115	granodiorite, <1 m of mafic dyke	Av. 0.113% Mo
LM027	268.2	302.4	33.6	granodiorite, 3.5 m mafic dyke	Av. 0.183% Mo
LM027	302.4	332	29.6	granodiorite, 3.6 m mafic dyke, volc fragment?	Av. 0.03% Mo
LM027	407.25	424.6	17.35	granodiorite, volcanics, highly altered and ground up	Av. 0.155% Mo	Includes intervals of high grade moly bearing fault gouge, fragments of quartz moly veining in fault zone
LM028	49.8	66.1	16.3	granodiorite, one mafic dyke	0.02% Mo	highest assay was 0.082% Mo over 1 m
LM028	175.2	178.7	3.5	mostly volcanics, minor intervals of granodiorite	0.047% Mo
LM029	44	46	2	granodiorite	0.049% Mo	very low grade
LM030	12.5	23.85	11.35	granodiorite	0.088% Mo
LM030	35.95	40.65	10.55	granodiorite	0.025	best assay 2.5 m in 0.051% Mo
LM030	158.8	165.5	6.7	granodiorite	0.047
LM030	204.2	205.7	1.5	granodiorite	0.125
LM030	239.5	241	1.5	granodiorite	0.162
LM030	262	264.2	2.2	granodiorite	1.00
LM030	306.7	307.5	0.8	granodiorite	0.359
LM030	312.5	314.6	2.1	granodiorite	0.093
LM030	325.75	327.3	1.55	granodiorite	0.262
LM031	185.3	195.8	10.5	granodiorite	0.03
LM031	206	208.5	2.5	granodiorite	0.069
LM031	220.3	221.9	1.6	granodiorite	0.081
LM031	292.5	294	1.5	granodiorite	0.133
LM031	341.15	343.85	2.7	granodiorite	0.135
LM032	12.3	44.8	32.5	granodiorite	Av. 0.03% Mo
LM032	48.8	57.6	8.8	granodiorite	Av. 0.104% Mo
LM032	312	313	1	granodiorite	0.263% Mo
LM033	29.7	56.1	26.4	granodiorite	Av. 0.020% Mo
LM033	56.1	79.8	23.7	granodiorite	Av. 0.040% Mo
LM034	12.1	19.2	7.1	granodiorite	Av. 0.148% Mo
LM034	239.94	246.47	6.53	granodiorite	0.088% Mo
LM035	180.59	205.74	25.15	granodiorite	0.021% Mo
LM035	205.74	266.59	60.85	Granodiorite	0.064% Mo
LM036	280.3	281.5	1.2	Granodiorite	0.085
LM036	368.2	370	1.8	Granodiorite	0.102
LM036	446.8	449.2	2.4	Granodiorite	0.082
LM037	222.4	227.7	3.4	granodiorite	0.086% Mo
LM040	91	92	1	granodiorite	0.093
LM041	66.5	79	12.5	granodiorite	0.05	including 2.5 m in 0.165
LM042	100	101	1	granodiorite	0.312
LM042	224	226	2	granodiorite	0.104
LM042	239.5	241.5	2	granodiorite	0.065
LM042	256.5	258.5	1	granodiorite	0.125
LM042	267.4	282.5	15.1	granodiorite	0.048
NS001	56	63.5	7.5	granodiorite	0.17
NS003	52	145	93	granodiorite	0.02	highest assay 2.5 m in 0.1% Mo
NS004	33.5	55.5	22	granodiorite	0.08	including 9.5 m in 0.15% Mo.
NS005	129.5	139.5	10	granodiorite	0.06
NS007	127	134.5	7.5	granodiorite	0.08
NS008	134.5	144.5	10	granodiorite	0.06
NS009	88	93	5	granodiorite	0.07
NS010	149.5	163.5	14	granodiorite	0.1

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Figure 7 Drillhole Cross Section 585800E, Las Maragitas

Moly mineralization = zones with significant visible molybdenite

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Figure 8 Drill Hole Cross Section, Camp Zone

Moly mineralization = zones with significant visible molybdenite

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The final portion of the Phase 3 drill program tested the Banana Lake target area at Shan North. This was the first drilling in this area. The Banana Lake area is located approximately 3 km north of the Las Margaritas molybdenum discovery at Shan South. Eleven drill holes totaling 2,476 metres were completed in late 2007. Drill-hole locations are shown on Figure 9. With the exception of NS 002 and NS 006 all holes intersected molybdenum mineralization. Best assay results were from hole NS 004 which returned 0.08% Mo over 22m (including 0.15% Mo over 9.5m), hole NS 001 with 7.5m grading 0.17% Mo and hole NS 010 which returned 0.10% Mo over 15m.

The drill program revealed widespread quartz-molybdenite stockwork mineralization plus local sections of higher-grade mineralization. The mineralized zone is open at depth, to the north and to the south-west. The style of mineralization resembles that at Shan South, and is generally associated with molybdenite-pyrite bearing quartz veins in altered granitic host rocks. Elevated silver values are also present.

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12. SAMPLING METHOD AND APPROACH

12.1 Diamond Drill Samples

All core drilling to date has been carried out by Falcon Drilling Ltd. of Prince George, BC. The great majority of the meterage was completed as BTW core. On site, the recovered core was stored in wooden core boxes, with the start and finish of each core run identified with wooden blocks which recorded the downhole meterage. The sealed core boxes were collected from the rig at least once a day by company personnel and transported directly to the core logging shed at the drill camp. Field technicians measured core recovery and RQD, and marked the core for splitting or sawing under the supervision of the project geologist. The core boxes were photographed prior to splitting.

Most core was halved using a hydraulic splitter, with a manual splitter as back-up. Both pieces of equipment were provided by Falcon Drilling. Selected intervals of geological interest were transported to Terrace and cut with a diamond saw. Half of the split core was bagged in high strength plastic bags for shipment to the assay laboratory, with the remaining half being stored either at the company’s storage facility in Terrace, or at the drill camp on the south side of Shannon Creek. Sample shipments were generally sent by bus or transport truck from Terrace to Smithers for delivery to Acme Assay Labs for sample preparation and subsequent shipment to Acme Assay Labs in Vancouver for analysis.

12.2 Rock Geochemical Samples

As part of the reconnaissance geological mapping and prospecting program in 2006, numerous rock samples of outcropping mineralization, altered rock and float were collected for assay. These generally consisted of at least 2kg of material collected to be representative of the occurrence or outcrop. Samples were collected in high strength plastic bags and transported to the assay lab separately from any of the drill material.

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13. SAMPLE PREPARATION, ANALYSES AND SECURITY

Core sampling was generally done over intervals of 1.0 m in mineralized material, and 2.0 m in weakly mineralized or barren material. Specific sample lengths varied where dictated by geological factors such as lithologic contacts. Most drill samples were mechanically split on site, with one half of the core retained as a reference and the other half bagged and shipped for assay. The splitting was done after geological and geotechnical logging had been done on the full core sample. A few sample boxes containing intervals of specific interest for possible display purposes were shipped offsite for diamond sawing, and the sawn half samples submitted for assay.

The primary assay laboratory used was Acme Laboratories in Vancouver. On arrival in the laboratories, the samples were crushed to 70% passing 10 mesh, with a 250 gram split then being pulverized to 95% passing 150 mesh. A split of this material was then assayed for 23 elements by ICP emission spectrometry (Group 7AR), whereby the sample is subjected to digestion by aqua regia solution and then run for 23 elements (Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, Sr, Cd, Sb, Bi, Ca, P, Cr, Mg, Al, Na, K, W, and Hg) using ICP-ES.

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14. DATA VERIFICATION

QA/QC – Drilling Programs

Standard quality control procedures were used during all three phases of drilling. These included routine insertion of blanks and duplicate samples in the sample stream, and submission of selected pulps for reassaying by a second independent laboratory. Results from the Phase 1 work have been fully reviewed and are discussed below. Raw data from the Phase 2 and 3 programs has been examined in a less detailed fashion, but appears to follow the trends defined from the Phase 1 work.

Blanks

Blank samples of unmineralized granitic intrusive material were inserted into the sample stream routinely. Approximately one in twenty samples submitted was blank material. In total 78 blanks were analysed; of these, only two returned “anomalous” Mo results - 0.014% Mo and 0.011% Mo respectively. This is considered to be within acceptable limits.

Standards

For the Phase 3 work, a commercial standard CDN-MoS-1 was included in the sample stream submitted to the assay laboratory, with approx. one sample in twenty five submitted being the outside standard. The standard material was prepared from mill feed from the Endako Mine in central British Columbia. Multiple assays at 12 independent laboratories have returned mean values of between 0.058% Mo and 0.072% Mo, with a combined mean value of 0.066% Mo.

Thirty seven standards were submitted for assay with the Phase 3 drill samples. Thirty six of these returned values ranging from 0.060% and 0.068% Mo, within the spread of values returned by the 12 commercial laboratories used to characterize the standard.

Blind Duplicates

Seventeen paired duplicate core samples, prepared by quartering a split core sample, were submitted from the Phase 1 drilling. Reproduceability, as measured by “R squared” values, is excellent, although this is to be expected as most of the samples are of unmineralized material. For the mineralized samples, variability is greater, and possibly reflects the nuggety nature of some of the molybdenite occurrence rather than laboratory factors. This issue requires further sampling before any reasonable conclusions can be drawn.

Inter-laboratory assay comparison

Twenty seven samples of mineralized core pulps were retrieved from Acme Laboratories, who performed the original assays, and resubmitted to ALS Chemex Laboratories for check assaying. The mean of the 23 samples assayed by Acme Labs is 0.242% Mo, with a range of 0.006% to 0.801% Mo. The reassayed pulps analyzed by ALS Chemex returned a mean value of 0.233% Mo, and a range of values of 0.008% Mo to 0.861% Mo. The overall apparent difference of 3.6% between the two laboratories is acceptable. It should be noted that some of the samples at both labs were analyzed by Total Digestion, and others by Aqua Regia digestion, since tests were being done to see whether the digestion made a difference. The results of this work were inconclusive, with small variances in both directions. Since other factors could have affected these results, such as using material from stored pulps which may have stratified during storage and handling, it was decided to continue with the original assay protocols for the remainder of the drilling program (i.e. 3-acid digestion).

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15 ADJACENT PROPERTIES

There are no adjacent properties with known significant molybdenum mineralization. Regionally, the Shan mineralization appears to be typical of numerous intrusive-related Mo deposits of Eocene age found in this part of British Columbia (e.g. Carter 1978, Schroeter and Fulford 2006).

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16 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been completed to date on this property.

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Shan property does not contain any known mineral resource or mineral reserve.

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18 OTHER RELEVANT DATA AND INFORMATION

No other data or information is relevant to this report on the Shan property.

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19. INTERPRETATION AND CONCLUSIONS

The Shan property hosts a number of zones of molybdenum mineralization hosted near the contact of Eocene age granitoid intrusives. The mineralization is hosted in pyrite-molybdenite bearing quartz veins which cut altered granitoids and included volcanic rocks. The granitoids are the most important host rock. This style and association is relatively common in north-central BC (Sinclair 1995), and has supported one long-life mine (Endako), with several other projects currently at the advanced exploration or feasibility stage.

Diamond drilling by BCM has outlined significant mineralization in two areas on Shan South and one area on Shan North. No resources have been defined to date, and the author feels that in the near term efforts should focus on exploration to define additional areas of mineralization before any systematic mineral resource drilling is carried out. This work should cover the whole property, involving initially an interpretation of the airborne magnetic survey results.

The airborne magnetometer survey results (Figure 4) identify a number of areas of low relative magnetic intensity which may be due to magnetite destruction caused by hydrothermal alteration. Surface molybdenite mineralization has been found associated with local areas of low relative magnetic response which may represent magnetite destruction associated with hydrothermal alteration channeled along structures. 3D computer modeling of the aeromagnetic results at Shan South shows an apparent spatial relationship between the drill-defined Mo-bearing zones and a “trough” of low relative intensity within altered granodiorite (Figure 10). A number of linear magnetic features are apparent from the airborne survey results. These should be “ground-truthed” to establish which structural directions are associated with Mo mineralization.

Ground follow-up work involving a combination of rock and soil geochemical sampling, reconnaissance geological mapping and prospecting, and in some areas ground geophysics is recommended. The detail and mix of exploration techniques will be dependent on the local outcrop density, topography, and bedrock geology. The current model suggests that the most favourable areas are likely the contact zone of the Carpenter Creek Pluton and/or along and adjoining structural zones which may have acted as fluid pathways. Within the Carpenter Lake Pluton, and particularly on the newly staked McRae claims, initial prospecting should focus on areas where the airborne magnetic results have defined areas of low magnetic intensity and/or structural disruption.

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Figure 10: 3D Magnetic Interpretation, Shan South

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20. RECOMMENDATIONS

The main priority for future work on the Shan property should be to locate additional zones of molybdenum mineralization to augment those partially defined by drilling over the last two years at the Camp and Las Margaritas Zones. This work should build on the successful methodology used to date, viz. using the regional geology and airborne magnetic survey results to define possible structural and alteration targets, with follow-up geochemical sampling and geological mapping to define specific targets for drilling.

Possible targets for ground follow-up at Shan South include the areas west and south of Las Margaritas and downslope (north) from the Camp Zone towards the location of the 1930s adit portal. At Shan North, a better definition of the controls on the mineralization intersected in the Phase 3 drilling is required before further drilling is carried out. This should consist of grid-based geological mapping, geochemical sampling and relogging of the Phase 3 drillholes. On the McRae claims, initial reconnaissance work consisting of rock and soil geochemical sampling and geological mapping and prospecting is required to guide future more detailed work.

A cost estimate for the next phase of exploration on the Shan property is presented in Table 4.

	Table 4 - Cost Estimate

Proposed Work			Budget
		Unit Price $/m
Diamond Drilling Program
Drilling Cost	3,000 metres	$129.43	$388,286
Helicopter Support		$74.29	$222,857
Camp Costs		$35.43	$106,286
Pad Building		$23.71	$71,143
Assay & Core Handling		$6.29	$18,857
Geologists & Q.P.		$13.14	$39,429
Geotechnical assistants		$12.00	$36,000
Accommodation, travel		$3.43	$10,286
		$297.71		$893,143
Geological field work (geo & assist.)	80 days			$80,000
Geologicalservices (reports & analyisis)	20 days			$10,000
Geochemical & geophysical analysis				$45,000
Data Compliation, reporting, travel, etc.				$25,000

			Sub-total	$1,053,143
			Contingency (10%)	$105,314

			Total	$1,158,457

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21. REFERENCES

Bottomer, L. and Venable, M (2007): Assessment Report on 2006-07 Diamond Drilling Program and Airborne Geophysical Survey, Shan Property. BC Ministry of Energy, Mines and Petroleum Resources Assessment Report.

Campbell, C. and Haynes, L. (1980): Sak Option, Geophysics - 1980, BC Ministry of Energy Mines and Petroleum Resources Assessment Report 8592

Carter, N.C. (1978): Alice Arm - Terrace Area, B.C.; International Molybdenum Encyclopedia 1778-1978, Volume I, Resources and Production, Edited by Alexander Sutulov, Santiago de Chile, pp.12-22

Carter, N.C. (2006) Report on a 2005 Airborne Geophysical survey Shan Molybdenum Property, BC Ministry of Energy, Mines and Petroleum Resources, Assessment Report 28,355.

Carter, N.C. (1981): Porphyry Copper and Molybdenum Deposits, West-Central British Columbia; B.C. Ministry of Energy, Mines and Petroleum Resources, Geological Survey Branch, Bulletin 64.

Carter, P.N., LeBel, J.L.. and Allen, D.G. (1979): Molybdenum Creek Property – 1979 Geological, Geochemical and Geophysical Report; B.C. Ministry of Energy, Mines and Petroleum Resources, Assessment Report 7740 for Amax of Canada Limited.

EDCON-PRJ Inc. (2007): Acquisition and processing of a detailed aeromagnetic survey, Shannon Creek project, for BCM Resources. Unpub. report.

Haynes, L. and Knight, D. (1980): Sak and Shan Claims, Geochemistry, Geology, Geophysics and Diamond Drilling, BC Ministry of Energy Mines and Petroleum Resources Assessment Report 7932

Kindle, E.A. (1937): Nicholson Creek Mining Corporation, Mineral Resources of the Terrace Area, Coast District, British Columbia, Geological Survey of Canada Memoir 205. p. 53-56

Lefebure, D.V., Fournier, M.A. and Jackaman, W. (1999): Prospective Areas in British Columbia for Intrusion-related Gold-Tungsten-Bismuth Veins; B.C. Ministry of Energy and Mines, Open File 1999-3.

Nelson, JoAnne, Barresi, Tony, Knight, Ellie and Boudreau, Nicole (2006): Geology and Mineral Deposits of the Usk Map Area (NTS 1031/09), Terrace Area, British Columbia, BC Ministry of Energy, Mines and petroleum Resources, Geological Survey Branch Geological Fieldwork 2005, Paper 2006-1, p.117-134

Nelson, J. and Kennedy, R. (2007): Terrace Regional Mapping Project Year 2: New Geological Insights and Exploration Targets (NTS 103I/16S, 10W), West-Central British Columbia; BC Ministry of Energy, Mines and Petroleum Resources, Geological Survey Branch, Geological Fieldwork 2006, Paper 2007-1, p. 149-162.

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Schroeter, T. and Fulford, A. (2005): Geofile 2005-23: Table of Significant British Columbia Molybdenum Resources; BC Ministry of Energy, Mines and Petroleum Resources, Geological Survey Branch.

Sheldrake, R.F. (2006): Geophysical report for B.C. Moly Ltd., airborne magnetometer survey on the Molybdenum Creek and Shan claim projects, terrace, British Columbia. Unpub. report by S.J.V. Consultants

Sinclair, W.D.. (1995): Porphyry Mo (Low-F-type), in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Employment and Investment, Open File 1995-20, pages 93-96.

Sram, I. (2006): Airborne magnetometer survey for BC Moly Ltd., Molybdenum creek and Shan claim area, terrace, British Columbia. Fugro Airborne Surveys Report # 05089 (unpub.).

Woodsworth, G.J., Hill, M.L. and Van der Heyden, P. (1985): Preliminary Geologic Map of Terrace (NTS 103I East Half) Map Area, British Columbia; Geological Survey of Canada, Open File 1136.

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22. CERTIFICATE OF QUALIFIED PERSON

I, Daryl J. Hanson, P.Eng., do hereby certify that:

1. I am a consulting geologist and the sole proprietor of:

In-Depth Geological Services
16575 Quick East Road
Telkwa, B.C.
Canada. V0J 2X2

2. I hold a BASc degree, conferred by the University of British Columbia in 1971.

3. I am a member, in good standing, of the Association of Professional Engineers and Geoscientists of British Columbia.

4. I have worked as a geologist for over thirty years in the fields of exploration, mine development and mine operations.

5. I have read the definition of “qualified person” set out in the National Instrument 43-101 (NI 43-101”) and certify that, by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6. I am responsible for (subject to points noted in the “Disclaimer” – Section 3) the preparation of the technical report titled “Technical Report on the Shan Property, Omineca Mining Division, British Columbia, Canada, (the “Technical Report”) and dated July 8th, 2008.

7. I visited the subject property on April 21, 2007 and reviewed the Shan North core between December 11 and 13, 2007.

8. I have had no prior involvement with the Shan property, prior to April 21, 2007

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclosure which makes the Technical Report misleading.

10. I am independent of the issuer applying all the tests in section 1.5 of the National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 8th day of July, 2008

“Daryl J. Hanson”	“sealed”

Signature of Qualified Person	Stamp of Qualified Person

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